UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EXFO Electro-Optical Engineering Inc. /
EXFO Ingénierie electro-optique inc.
(Name of Issuer)

 Subordinate Voting Shares, no par value
Multiple Voting Shares
(Title of Class of Securities)

302043 10 4
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)     __

 Rule 13d-1(c)     __

 Rule 13d-1(d)     X

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 8 pages

CUSIP NO.  302043 10 4                                           13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	Germain Lamonde (personally and through Fiducie Germain Lamonde & G. Lamonde Investissements Financiers Inc.)

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	36,643,000 Multiple Voting Shares 18,782 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	36,643,000 Multiple Voting Shares 18,782 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	36,643,000
	Subordinate Voting Shares	18,782

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
1,900,000	Fiducie Germain Lamonde	5.19	3.20	4.88
34,743,000	G. Lamonde Investissements Financiers Inc.	94.81	58.49	89.27
18,782	Germain Lamonde	0.08	0.03	0.00

12.	Type of Reporting Person	IN

Page 2 of 8 pages

CUSIP NO.  302043 10 4                                           13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	Fiducie Germain Lamonde

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	1,900,000 Multiple Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	1,900,000 Multiple Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	1,900,000
	Subordinate Voting Shares	Ø

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
1,900,000	Fiducie Germain Lamonde	5.19	3.20	4.88

12.	Type of Reporting Person	OO

Page 3 of 8 pages

CUSIP NO.  302043 10 4                                           13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	G. Lamonde Investissements Financiers Inc.

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	34,743,000 Multiple Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	34,743,000 Multiple Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	34,743,000
	Subordinate Voting Shares	Ø

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
34,743,000	G. Lamonde Investissements Financiers Inc.	94.81	58.49	89.27

12.	Type of Reporting Person	CO

Page 4 of 8 pages

CUSIP NO.  302043 10 4                                           13G

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person (entities only)	Germain Lamonde

2.	Check the Appropriate Box if a Member of a Group	(a) __ (b) X

3.	S.E.C. Use Only

4.	Citizenship or Place of Organization	Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power	18,782 Subordinate Voting Shares
	(6) Shared Voting Power	Nil
	(7) Sole Dispositive Power	18,782 Subordinate Voting Shares
	(8) Shared Dispositive Power	Nil

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Multiple Voting Shares	Ø
	Subordinate Voting Shares	18,782

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

11.	Percent of Class Represented by Amount in Row 9

		% Class	% Total	%Vote
18,782	Germain Lamonde	0.08	0.03	0.00

12.	Type of Reporting Person	IN

Page 5 of 8 pages

ITEM 1(a).	NAME OF ISSUER The name of the issuer is EXFO Electro-Optical Engineering Inc./EXFO Ingénierie électro-optique inc.
ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES EXFO’s principal executive offices are located at 400 Godin Avenue, Quebec, Quebec G1M 2K2, Canada.
ITEM 2(a).
NAME OF PERSON FILING

This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

(i)     Germain Lamonde ("Mr. Lamonde");
(ii)    Fiducie Germain Lamonde (“FGL”); and
(iii)   G. Lamonde Investissements Financiers Inc. (“GLIF”).

ITEM 2(b).
ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Germain Lamonde: 3044 Henri-Bernatchez, St-Augustin-de-Desmaures, Quebec, Canada, G3A 2Y1

FGL, GILF: C/o EXFO Electro-Optical Engineering Inc., 400 Godin Avenue, Quebec, Quebec G1M 2K2, Canada.

ITEM 2(c).	CITIZENSHIP: Mr. Lamonde: a Canadian citizen. FGL: a trust existing pursuant to Quebec law, Canada. GLIF: a corporation existing pursuant to the Companies Act of Québec, Canada.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Multiple Voting Shares Subordinate Voting Shares
ITEM 2(e).	CUSIP NUMBER: 302043 10 4

Page 6 of 8 pages

ITEM 3.	No changes.
ITEM 4.
OWNERSHIP

As of December 31, 2009, Mr. Lamonde beneficially owns an aggregate of 36,643,000 Multiple Voting Shares and 18,782 Subordinate Voting Shares which represent approximately 94.16% of the voting power in EXFO and 61.72% of the issued and outstanding shares of EXFO, being 36,643,00 Multiple Voting Shares and 22,757,001 Subordinate Voting Shares.  Mr. Lamonde has the sole power to vote or direct the vote of 36,643,000 Multiple Voting Shares and 18,782 Subordinate Voting Shares and the sole power to dispose or to direct the disposition of 36,643,000 Multiple Voting Shares and 18,782 Subordinate Voting Shares.  Of the 36,643,000 Multiple Voting Shares beneficially owned by Mr. Lamonde, 34,743,000 Multiple Voting Shares are held of record by GLIF, 1,900,000 Multiple Voting Shares are held of record by FGL and 18,782 Subordinate Voting Shares are held of record by Mr. Lamonde.  GLIF is controlled by Mr. Lamonde, and the FGL is a family trust for the benefit of Mr. Lamonde and members of his family.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS No changes.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON No changes.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY No changes.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP No changes.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP No changes.
ITEM 10.	CERTIFICATION No changes.

Page 7 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 9th, 2010
/s/ Germain Lamonde Germain Lamonde
FIDUCIE GERMAIN LAMONDE By /s/ Germain Lamonde Name: Germain Lamonde Title: Trustee
G. LAMONDE INVESTISSEMENTS FINANCIERS INC. By /s/ Germain Lamonde Name : Germain Lamonde Title : President

Page 8 of 8 pages